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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                SCHEDULE 14D-9/A

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 9)

                             ---------------------

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                           (NAME OF SUBJECT COMPANY)

                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                      (NAME OF PERSON(S) FILING STATEMENT)

                  COMMON STOCK, PAR VALUE $6.66 2/3 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                         ------------------------------

                                   649840105
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                         ------------------------------

                             DANIEL W. FARLEY, ESQ.
                          VICE PRESIDENT AND SECRETARY
                   NEW YORK STATE ELECTRIC & GAS CORPORATION
                               ITHACA-DRYDEN ROAD
                                 P.O. BOX 3200
                          ITHACA, NEW YORK 14852-3200
                                 (607) 347-2506
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
                AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS
                  ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                         ------------------------------

                                    COPY TO:
                              SETH A. KAPLAN, ESQ.
                         WACHTELL, LIPTON, ROSEN & KATZ
                              51 WEST 52ND STREET
                            NEW YORK, NEW YORK 10019
                                 (212) 403-1000

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    This Amendment No. 9 (this "Amendment No. 9") amends and supplements the
Solicitation/ Recommendation Statement on Schedule 14D-9 filed with the Securities and Exchange Commission (the "Commission") on July 30, 1997 by New York State Electric & Gas Corporation, a New York corporation (the "Company"), as amended by Amendment Nos. 1, 2, 3, 4, 5, 6, 7 and 8 thereto filed with the Commission on July 30, 1997, August 6, 1997, August 7, 1997, August 8, 1997, August 11, 1997, August 12, 1997, August 13, 1997, and August 13, 1997,
respectively (as amended, the "Schedule 14D-9"), relating to the offer by CE Electric (NY), Inc., a New York corporation ("CENY") and a wholly owned subsidiary of CalEnergy Company, Inc., a Delaware corporation ("CalEnergy"), to purchase 6,540,670 shares of outstanding Common Stock, par value $6.66 2/3 per share, at $24.50 per share. Capitalized terms used but not defined herein have their respective meanings set forth in the Schedule 14D-9.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

    Item 8 is hereby amended as follows:

    The section captioned "Proceedings before the Public Service Commission" is hereby amended and supplemented as follows:

    On August 13, 1997, the Public Service Commission issued a one-Commissioner Order Asserting Jurisdiction and Consenting to Tender Offer Upon Conditions (the "Order") in response to the Section 70 Petition. Pursuant to the Order, the Public Service Commission stated, among other things, that the purchase of 9.9% of the Company's Common Stock by CalEnergy, as contemplated by the Stake-Out Tender Offer, is subject to the Public Service Commission's jurisdiction and that such acquisition is approved upon several conditions, including specifically that CalEnergy not use its 9.9% interest to impede the restructuring of the Company. The Order also provides that CalEnergy shall file for approval of the acquisition of additional shares of the Company's Common Stock no later than August 29, 1997, unless good cause is shown for a delay in such filing. The Public Service Commission stated explicitly that its decision does not prejudge any decision on its proposal for a takeover of NYSEG, and such review will address the "far more complex" issues of whether the public interest will be served by CalEnergy's management of NYSEG.

    The foregoing description of the Order is subject to and qualified in its entirety by reference to the Order, a copy of which is included as an exhibit to this Amendment No. 9 and is incorporated herein by reference.

    The section captioned "Litigation" is hereby amended and supplemented as follows:

    On August 14, 1997, the District Court denied NYSEG's motion for a preliminary judgement enjoining the Stake-Out Tender Offer.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

    Exhibit 59 -- Order of the New York Public Service Commission Asserting
                 Jurisdiction and Consenting to Tender Offer Upon Conditions.
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                                   SIGNATURE

    After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                NEW YORK STATE ELECTRIC & GAS CORPORATION

                                BY:           /S/ WESLEY W. VON SCHACK
                                     -----------------------------------------
                                                Wesley W. von Schack
                                              (CHAIRMAN, PRESIDENT AND
                                              CHIEF EXECUTIVE OFFICER)

Dated: August 14, 1997

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